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                                                                    Exhibit 99.1

                                     [LOGO]

                                  VIRYANET LTD.

                NOTICE OF A SPECIAL GENERAL SHAREHOLDERS MEETING

       TO BE HELD ON APRIL 22, 2002 AT 10:00 A.M., EASTERN DAYLIGHT TIME,

                        AT THE OFFICES OF VIRYANET, INC.

Dear Shareholders:

Notice is hereby given of the Special General Shareholders Meeting (the "Meeting") of ViryaNet Ltd. (the "Company") to be held on April 22, 2002 at 10:00 a.m., eastern daylight time, at the principal executive offices of ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts, for the purposes of considering and acting on the following matters:

(i) To issue to the former stockholders and employees of iMedeon, Inc. ("iMedeon") the newly acquired wholly-owned subsidiary of ViryaNet, Inc., the US wholly-owned subsidiary of the Company, 889,618 Ordinary Shares of the Company, as additional consideration for the acquisition of iMedeon.

(ii) That the Company's Articles of Association (the "Articles") may be, subject to the Company's Board of Directors sole discretion, amended to effect a reverse share split of the authorized and issued Ordinary Shares of the Company at a ratio to be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the reverse share split such price per Ordinary Share shall result in a product between $3.0 and $5.0.

(iii) To increase the Company's authorized share capital, which is currently NIS 3,500,000, consisting of 35,000,000 Ordinary Shares, by NIS 700,000 (consisting of 7,000,000 Ordinary Shares) so that the new authorized share capital shall be NIS 4,200,000, consisting of 42,000,000 Ordinary Shares, and to amend article 4 of the Articles accordingly.

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Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the Meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope.

Sincerely yours,

/s/ Winfried A. Burke

Winfried A. Burke
President and Chief Executive Officer